Exhibit 99.2

11 February 2004

James Hardie Industries N.V. ARBN 097 829 895 Incorporated in The Netherlands The liability of members is limited

Manager Companies Sydney Australian Stock Exchange Exchange Centre Level 6, 20 Bridge Street Sydney NSW 2000	4th Floor, Atrium, Unit 04-07 Strawinskylaan 3077 1077 ZX Amsterdam, The Netherlands

Telephone: 31-20-301 2980 Fax: 31-20-404 2544

Dear Sir

ASX Listing Rule 3.16.1 Company Secretary — changes

Mr Pim Vlot has been appointed a Company Secretary effective from 11 February 2004 and will be based in The Netherlands.

Mr Norm Gritsch has been appointed a Company Secretary effective from 11 February 2004 and will be based in USA.

Mr Peter Shafron has ceased to be a Company Secretary effective from 11 February 2004.

Yours faithfully

/s/ Peter Shafron

Peter Shafron
SVP Finance & Legal